United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- ☐.)

BYLAWS OF THE INNOVATION COMMITTEE

The Board of Directors of Vale S.A. (“Vale” or "Company"), in the exercise of its duties, approved the Bylaws of the Innovation Committee ("Committee"), in order to regulate its composition and functioning, as well as the relationship between the Committee and the other bodies of the Company, pursuant to Section II, of Chapter IV, of Vale's Bylaws, as follows:

CHAPTER I - MISSION

1.1	The Committee's mission is to advise Vale's Board of Directors, including proposing improvements related to its area of operation, in order to provide greater efficiency and quality to the decisions of this board and ensure that Vale's activities are conducted in accordance with the law , ethics and internal controls.

CHAPTER II - COMPOSITION AND REMUNERATION

2.1	The Committee will be constituted by the Board of Directors and composed of 03 (three) to 05 (five) members of the Board of Directors, with the appointment of external specialist professionals being also allowed, in the event described in item 2.3. The exact number of members will be defined by the Board of Directors at the meeting that appoints them.

2.1.1	The Board of Directors may, in exceptional cases, authorize the appointment of members that exceed the limit of the full composition of the collegiate body.

2.1.2	For the purposes of these Internal Regulations, the expression “independent” has the meaning ascribed to it in the New Market Listing Segment of B3 S.A. – Brasil Bolsa Balcão.

2.2	The members of the Committee must have proven experience and technical capacity in relation to matters under the responsibility of the Committee.

2.3	The Board of Directors may appoint one or more external specialist professionals, provided they have proven experience in the area of Innovation and, and the provisions of item 2.1 above are respected.

*In the case of the member representing the employees, the sitting or alternate member will be considered.

2.4	The criteria and values of the global and individual remuneration of the Committee members will be established annually by the Board of Directors of Vale, when the global amount fixed at the annual general meeting of the Company, is distributed, and reimbursable expenses will not be inserted in the global amount of expenses reimbursable required for the performance of the duty.

2.5	Committee members will be reimbursed for travel, food and lodging expenses necessary for the performance of their duties, in compliance with the internal rules and policies adopted by Vale.

CHAPTER III - MANAGEMENT

3.1	The beginning of the term of office of the members of the Committee will be from the signing of the respective term of office, and will remain in force until (i) the end of the term of office of the members of the Board of Directors of Vale, or (ii) their dismissal by the Board of Directors, or resignation, which may occur at any time.

3.2	Once the term of office of the Committee members has expired, they may be reappointed through a new appointment by the Board of Directors.

3.3	The Committee Coordinator must be a regular member of the Board of Directors, chosen by the Board of Directors, and in his/her eventual absence, it will be up to the Coordinator him/herself to appoint his/her substitute from among the other members and the respective replacement period.

3.3.1	If the Coordinator does not exercise the aforementioned prerogative, the other members will be responsible for appointing from among those present at the meeting the one who will occupy the position of Coordinator of the Committee.

3.4	Committee members will not have substitutes.

3.5	In the event of a vacancy or dismissal of any member of the Committee by the Board of Directors, the Board of Directors may or may not appoint the substitute member to complete the remaining term of office of the member replaced, subject to the minimum composition set forth in item 2.1 above.

CHAPTER IV - DUTIES

4.1	It is incumbent upon the Innovation Committee:

(i)	review and recommend issues related to Digital Transformation, Research, Development and Innovation and its approach in the Company's strategic planning, evaluating, complementing and suggesting changes in the Company's strategies, monitoring their respective implementation;

(ii)	evaluate Vale's Policies and practices relating to the creation of an environment that encourages and facilitates Innovation and make recommendations to the Board of Directors;

(iii)	advise the Board of Directors on the analysis of initiatives related to mineral research, new technologies and new products, aiming at the competitiveness and sustainability of the Company;

(iv)	evaluate and propose actions aimed at the formation of agile multidisciplinary teams to search for innovative solutions;

(v)	evaluate Vale's performance in relation to Digital Transformation and Innovation, proposing, based on lessons learned, challenges and improvements in a long-term perspective;

(vi)	assist in the definition, evaluation and monitoring of return indicators in the Company's R&D&I projects and propose improvements through the review of indicators;

(vii)	evaluate Vale's projects, initiatives and investment proposals from the perspective of innovation, in addition to making possible recommendations to the Board of Directors;

(viii)	evaluate and monitor the global budget dedicated to Digital Transformation, R&D, Innovation;

(ix)	prepare and approve the Committee's annual work plan.

4.2	In the exercise of its duties, the Committee may:

(i)	have access to all information and documents necessary for the exercise of its duties;

(ii)	submit matters that it deems relevant to the topic dealt with in the CSI;

(iii)	request meetings with the Company's Departments and Executives and the organization of visits to operational, logistical areas or areas affected by the Company's activities.

4.3	It is incumbent upon the Committee Coordinator:

(i)	direct and coordinate the work of the Committee;

(ii)	prepare the annual calendar of the Committee's ordinary meetings and inform the Board of Directors and the Executive Board of Vale, in advance, as well as annually submit the Committee's work plan for the current year for the Board of Directors approval when applicable;

(iii)	define the agendas and convene the members of the Committee, subject to the provisions of Chapter V below;

(iv)	coordinate the relationship and interaction with the Board of Directors and, when necessary, with the Executive Board of Vale, in relation to matters within the competence of the Committee, reporting on its progress during the meetings, upon request of the Chairman of the Board of Directors;

(v)	invite external participants to the Committee, albeit without voting rights, who are external and/or Vale experts, in order to provide clarifications and contribute to the technical analysis of the matters to be addressed, observing any conflict of interest issues; and

(vi)	ensure the faithful compliance with these Bylaws.

CHAPTER V - MEETINGS

5.1	The Committee will meet, ordinarily, according to the approved annual calendar, and extraordinarily, when necessary, upon notice 5 (five) business days in advance.

5.1.1	If all members of the Committee attend a meeting, it will be considered valid, even if the convening rules provided for in this Chapter have not been followed.

5.2	The convening of the Committee will always be up to the Coordinator, who will define the agendas for the meetings, in response to the request of the Board of Directors or any member of the Committee, or even considering the analysis of the proposal presented by the Executive Board.

5.2.1	The call notice must be made through the governance portal or by email, containing the meeting agenda and supporting material, if applicable.

5.2.2	After convening the Committee meeting, the inclusion of a subject on the meeting's agenda is prohibited, as well as the inclusion or any change in the respective support materials without the prior and express authorization of the Coordinator.

5.3	Committee meetings will be held at Vale’s headquarters or at a location previously defined by its members, and may also take place by teleconference, videoconference or any other means of simultaneous communication that ensures effective participation of its members in the meeting. In addition, the Committee will be able to meet virtually through the Governance Portal to resolve on routine matters within its competence.

5.4	The other members of the Board of Directors who are not members of the Committee may participate in the Committee's meetings, on an exceptional and non-routine basis and without the right to vote, upon prior alignment with the Committee Coordinator, except for matters of conflicts of interest .

5.5	The Committee's meetings will be set up with the presence of the majority of its members and decisions will be taken by the majority of those present.

5.6	Each Committee meeting must be recorded in minutes that will be (i) prepared as soon as possible, (ii) read,, approved and signed by the Committee members present at the meeting; (iii) forwarded to the Board of Directors; and (iv)) filed at the Company's headquarters.

5.6.1	The members of the Committee may record in the minutes of the meeting and/or in the opinion their observations and recommendations regarding the matters dealt with by the Committee..

5.7	Committee members may be required to attend meetings of the Board of Directors to provide clarifications on the opinions they have issued.

5.8	The Committee will have the administrative support of Vale's Corporate Governance Department, which will be responsible for:

(i)	organize the infrastructure of Committee meetings;

(ii)	support the convening and dissemination of the agenda and support material for the meetings;

(iii)	chair the meetings, prepare the attendance list, assist in the preparation of opinions and draw up the respective minutes, collect the signatures of all participants in such documents, disclose them to the Board of Directors and file them at the Company's headquarters; and

(iv)	support the Committee Coordinator in the relationship and interaction with the Board of Directors and, when necessary, with the Executive Board and other Vale employees, being the main point of contact in relation to matters within the competence of the Committee.

CHAPTER VI - RESPONSIBILITIES AND DUTIES

6.1	The members of the Committee undertake to comply with the Bylaws, the Code of Conduct, the Policies on Transactions with Related Parties and Conflict of Interest, Disclosure of Material Fact and Securities Trading, Anti-Corruption and other applicable internal rules.

6.2	The members of the Committee shall be subject to the same legal duties and responsibilities as the administrators, pursuant to article 160 of Law 6.404/1976, including the duty to inform the Board of Directors of the existence of any conflict of interest, pursuant to the Code of Vale's Conduct and Policy on Transactions with Related Parties and Conflict of Interest.

6.3	With regard to conflict of interest, Committee members shall, without any additional remuneration, for a period of 6 (six) months from the end of their respectiveterms of office,, for any reason, to abstain from acting as service providers, consultants, employees or any other form of connection, with people, companies and/or entities where a conflict of interest situation may be found, except with regard to activities developed before and/or during the exercise of their duties as a member of the Committee, declared and considered non-conflicting by Vale.

CHAPTER VII - ASSESSMENT

7.1	The Committee shall annually carry out a performance self-assessment, the result of which will be sent to the attention of the Board of Directors.

7.1.1	The Committee Coordinator will be responsible for coordinating the annual self-assessment process and for sending the respective result to the attention of the Board of Directors.

CHAPTER VIII - AMENDMENT OF THE BYLAWS

8.1	Pursuant to art. 19 of the Bylaws, the rules relating to the functioning of the Committees will be defined by the Board of Directors, and any proposed amendment to this Charter must be forwarded for consideration by the Board of Directors, with a view to its approval.

8.2	Any member of the Committee may suggest the discussion and amendment of these Bylaws, at any time, after verifying the need for its adequacy and the procedure mentioned in item 8.1 must be observed.

8.3	In the event of any conflict between these Bylaws and Vale's Bylaws, the latter will prevail and these Bylaws must be amended as necessary.

[These Bylaws were considered by the Committee at the meeting held on Tuesday, July 13, 2021.]

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: August 12, 2021		Head of Investor Relations